Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sysco Corporation and its Consolidated Subsidiaries for the registration of common stock, preferred stock, debt securities and guarantees of debt securities and to the incorporation by reference therein of our reports dated August 27, 2024, with respect to the consolidated financial statements Sysco Corporation and its Consolidated Subsidiaries, and the effectiveness of internal control over financial reporting of Sysco Corporation and its Consolidated Subsidiaries, included in its Annual Report (Form 10-K) for the year ended June 29, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Houston, Texas

August 28, 2024